May 9, 2005

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	RemedyTemp, Inc.
Form 10-K for the fiscal year ended October 3, 2004
Filed December 7, 2004
Form 10-Q for the fiscal quarter ended January 2, 2005
File No.0-20831

Dear Mr. Spirgel:

     We are in receipt of your letter dated April 7, 2005 (resent to us on May 2, 2005) regarding the above referenced filings. Pursuant to your request, this letter responds to your comments and provides proposed revised disclosures to be included in future filings. For your convenience each response is preceded by your corresponding comment in bold.

Annual Report filed on Form 10-K for the Year Ended October 3, 2004

1. Your disclosure indicates that the certifying officers concluded that your disclosure controls and procedures were “effective to allow timely decisions regarding disclosures to be included in the Company’s periodic filings with the Securities and Exchange Commission.” This conclusion however, goes to only one part of the definition of “disclosure controls and procedures.” See Rule 13a-15(e) under the Securities Exchange Act of 1934. Please confirm in your response letter that the certifying officers concluded, as of the end relevant periods, that (1) “disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that (2) “disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” pursuant to Rule 13a-15(e). In addition, in the future you should reference the entire definition of disclosure controls and procedures or simply confirm that the certifying officers concluded, on the applicable dates, that the company’s disclosure controls and procedures were effective.

Response

     As of the end of the period covered by the Company’s Form 10-K for the year ended October 3, 2004, our chief executive officer and chief financial officer concluded that disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     The Company revised the applicable text in its Form 10-Q for the quarter ended January 2, 2005 (the “January 2005 10-Q”) to read, and will include language in its future filings with the Commission, as follows:

     “As of [the end of the period covered by the applicable report], the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). These disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in its periodic reports filed with the Commission is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and that the information is accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The design of any disclosure controls and procedures also is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

     Based upon their evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level. ”

2. We note your disclosure in the first paragraph that management recognized that, in designing and evaluation the company’s disclosures controls and procedures, any controls and procedures can provide only “reasonable assurances” that the objectives of the controls system are met. Confirm in your response letter, if true, that your certifying officers concluded that your disclosure controls and procedures were effective in reaching that level of reasonable assurance. Also reflect our comment in your future filings. For further guidance, please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response

     Our chief executive officer and chief financial officer concluded as of October 3, 2004, that the Company’s disclosure controls and procedures were effective at the reasonable assurance level. The Company revised the applicable text in the January 2005 10-Q, and will include language in its future filings, to reflect your comment, as set forth in our response to the previous comment.

3. We note your disclosure in this section that there have been no “significant changes” in your internal controls factors “that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.” The Item 308(c) of Regulation S-K requires you to disclose any change in your internal controls over financial reporting identified in connection with your evaluation that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response

     We confirm that there were no changes in internal controls for the fourth fiscal quarter ended October 3, 2004, that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company revised the applicable text in the January 2005 10-Q to read, and will include language in its future filings, as follows: “There was no change in the Company’s internal control over financial reporting during the period covered by this report on Form 10-Q [or “the fourth fiscal quarter” in the case of an annual report on Form 10-K] that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert Staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     We will be filing our Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 prior to May 13, 2005. We would appreciate the efforts of the Staff to confirm to us prior to that time that our proposed changes to be made in future filings are satisfactory. If there are any questions concerning the proposed changes to future filings, we would welcome the opportunity to address those questions on a timely basis in advance of our filing. If you have any questions or comments concerning the foregoing, please telephone me at (949) 425-7766.

Sincerely,
/s/ Monty A. Houdeshell
Monty A. Houdeshell
Senior Vice President and Chief Administrative Officer

cc:	Mr. Paul Monsour, Commission Staff Accountant
Mr. Reggie Norris, Commission Staff Attorney
Mr. Greg Palmer, RemedyTemp Chief Executive Officer